UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2025

Commission File Number: 001-41362

Ostin Technology Group Co., Ltd.

(Translation of registrant’s name into English)

Building 2, 101

1 Kechuang Road

Qixia District, Nanjing

Jiangsu Province, China 210046

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Securities Purchase Agreement

On November 18, 2024, Ostin Technology Group Co., Ltd. (the “Company”) entered into a securities purchase agreement (the “Securities Purchase Agreement”) with Strattners Bank SA, a financial institution (the “Purchaser”), relating to the offering and sale of 1,623,376 Class A ordinary shares (“Class A Ordinary Shares”) of the Company (162,338 Class A Ordinary Shares following the 1-for-10 reverse share split, “Shares”), at an original offering price for each Share of $0.1848 per share, for a total aggregate offering amount of $300,000, which was determined at a 30% discount to the average closing price of the Class A Ordinary Shares for the ten consecutive trading days immediately preceding the date of the Securities Purchase Agreement.

The Shares were registered with the U.S. Securities and Exchange Commission (the “SEC”) under the Securities Act of 1933, as amended, pursuant to a prospectus supplement to the Company’s currently effective registration statement on Form F-3 (File No. 333-279177), which was initially filed with the SEC on May 7, 2024, and was declared effective on May 28, 2024 (the “Shelf Registration Statement”). The Company filed the prospectus supplement to the Shelf Registration Statement with the SEC on November 19, 2024.

Subsequently on November 19, 2024, the Company and the Purchaser entered into a supplemental agreement to the Securities Purchase Agreement (the “Supplement Agreement”). The Shares to be sold pursuant to the Supplemental Agreement remained at 1,623,376 (162,338 following the reverse share split). The offering price for such shares varies depending on the day that the Purchaser sells all or a portion of the Shares and, for any shares sold on a given day, is equal to 50% of the VWAP of the trading day following such sale. The Purchaser received the Shares on December 5, 2024. However, as of the date of this report, the Company has only received gross proceeds in the amount of approximately $60,000, prior to deducting transaction fees and estimated expenses.

The foregoing summaries of the Securities Purchase Agreement and the Supplement Agreement do not purport to be complete and are subject to, and qualified in their entirety by, the full text of, as applicable, Exhibit 10.1 and Exhibit 10.2 to this Current Report on Form 6-K, respectively, which are incorporated herein by reference. A copy of the opinion of the Company’s Cayman Islands counsel, Ogier, relating to the validity of Class A Ordinary Shares is filed as Exhibit 5.1 to this Current Report on Form 6-K.

This report shall be deemed to be incorporated by reference into the registration statement of the Company on Form F-3 (File No. 333-279177) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

Exhibit Index

Exhibit No.	Description
5.1	Opinion of Ogier, dated November 19, 2024
10.1	Securities Purchase Agreement dated November 18, 2024, by and between the Company and the Purchaser
10.2+	Supplement Agreement dated November 19, 2024, by and between the Company and the Purchaser
23.1	Consent of Ogier (included in Exhibit 5.1)

+	Portions of the exhibit have been omitted pursuant to Item 601(b)(10)(iv) of Regulation S-K. The Company hereby agrees to furnish a copy of any omitted portion to the SEC upon request.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Ostin Technology Group Co., Ltd.

By:	/s/ Tao Ling
Name:	Tao Ling
Title:	Co-Chief Executive Officer

By:	/s/ Lai Kui Sen
Name:	Lai Kui Sen
Title:	Co-Chief Executive Officer

Date: January 23, 2025

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